# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PARKERVISION INC, CIK 0000914139
CUSIP: 701354300
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 4446 - 1A HENDRICKS AVENUE, SUITE 354, JACKSONVILLE, Florida (FL), 32207
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001499254
Persons authorized to receive notices and communications: Cynthia French, ParkerVision, Inc., 4446-1A Hendricks Ave, Suite 354, Jacksonville, Florida (FL), 32207, 904-732-6116

## Reporting persons
- Titterton Lewis H jr (CIK 0001499254): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,829,430; shared voting power 0; sole dispositive power 8,829,430; shared dispositive power 0; aggregate amount beneficially owned 8,829,430 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: PARKERVISION INC
Address of issuer's principal executive offices: 4446 - 1A HENDRICKS AVENUE, SUITE 354, JACKSONVILLE, Florida (FL), 32207
Comment: This Schedule 13D relates to the common stock ("Common Stock") of ParkerVision, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal offices is 4446-1A Hendricks Avenue, Suite 354, Jacksonville, Florida 32207.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Lewis H. Titterton, Jr. (the "Reporting Person").
Residence or business address: The principal address for the Reporting Person is 1900 Purdy Avenue, Miami Beach, FL 33139.
Present principal occupation or employment: Reporting Person has been a member of the Issuer's Board of Directors (the "Board") since June 22, 2023, and a member of the Board's compensation and audit committees since November 2023.
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used personal funds ("PF") to purchase 4,761,905 shares of Common Stock pursuant to a Subscription Agreement dated November 14, 2025. In October 2025, Reporting Person used PF to exercise non-qualified share options from share-based compensation awards received as a director for an aggregate of 800,000 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 14, 2025, the Reporting Person entered into a Subscription Agreement with the Issuer pursuant to which he agreed to purchase 4,761,905 shares of the Issuer's Common Stock at a purchase price of $0.21 per share, representing the last reported sale price of the Common Stock on the OTCQB Venture Market on that date. The transaction closed on November 17, 2025.

The Reporting Person currently serves as a director of the Issuer. As a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including the activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D (17 C.F.R. 240.13d-101). However, except as set forth below, the Reporting Person does not have any present plans, and has not made any proposals, that relate to or that would result in any of such actions.

The Reporting Person holds the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments. Any future acquisitions or dispositions of Common Stock will be subject to the Company's policies, including its insider trading policy, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of November 17, 2025, the Reporting Person beneficially owns 8,829,430 shares of Common Stock, including 251,260 shares underlying stock options, warrants and restricted stock awards that are exercisable or will vest within 60 days. Based on 126,311,303 shares outstanding as disclosed in the Issuer's prospectus supplement filed on November 17, 2025, the Reporting Person beneficially owns approximately 6.98% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power with respect to the shares beneficially owned.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person effected two transactions: (i) the purchase of 4,761,905 shares of Common Stock pursuant to a Subscription Agreement with the Issuer dated November 14, 2025, at a purchase price of $0.21 per share, which transaction closed on November 17, 2025, and (ii) the exercise of 800,000 non-qualified stock options at an average exercise price of $0.185 per share that had previously been awarded to Reporting Person as director compensation.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Reporting Person holds currently exercisable non-qualified options for the purchase of up to 75,000 shares of the Issuer's Common Stock at an exercise price of $0.18 per share under a director compensation award dated November 18, 2023, and 137,500 shares of Common Stock underlying restricted stock units awarded on July 3, 2025, and vesting on December 31, 2025, awarded as director compensation.

Reporting Person also holds warrants for the purchase of 38,760 shares of Common Stock at a price of $1.75 per share under a warrant agreement dated March 29, 2021. These warrants were issued in connection with a private placement of securities by the Issuer in which the Reporting Person participated and expire on March 29, 2026.

Except for the outstanding convertible securities described above and the Subscription Agreement with the Issuer dated November 14, 2025, filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated November 14, 2025, and filed on November 17, 2025, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Subscription Agreement dated November 14, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated November 14, 2025, and filed November 17, 2025).

## Signatures
- Titterton Lewis H jr: /s/ Lewis H. Titterton, Jr., Lewis Titterton (11/20/2025)